PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060

Sacramento, California 95814

(916) 403-2123

May 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: Withdrawal of Request to Withdraw Registration Statement on Form S-3 (File No. 333-180731)

Ladies and Gentlemen:

On May 11, 2012, the Registrant filed a Request to Withdraw the above referenced registration statement. However, the Registrant’s EDGAR filing agent inadvertently inserted an incorrect File Number in the submission header. We hereby respectfully request that the Withdrawal (RW) filed on May 11, 2012 on behalf of the Registrant be withdrawn. The Registrant intends to file a withdrawal of the registration statement bearing file number 333-143617 promptly.

If you have any questions regarding the foregoing request for withdrawal, please contact our securities counsel, Larry A. Cerutti, Esq. of Rutan & Tucker, LLP at (714) 641-3450.

Very truly yours, PACIFIC ETHANOL, INC. a Delaware Corporation /s/ Neil Koehler Neil Koehler President and Chief Executive Officer

cc: Larry A. Cerutti, Esq.